Filed pursuant to 424(b)(3)

Registration Statement No. 333-279316

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus dated June 6, 2024)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 367,125 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated June 6, 2024, as supplemented (the “Prospectus”), relating to the resale of up to an aggregate of 367,125 ordinary shares (post-reverse stock split), $0.165 par value per share (the “Ordinary Shares”), by the selling stockholders named elsewhere in the Prospectus (“Selling Stockholders”). The Ordinary Shares included in the Prospectus consist of (i) 60,508 issued and outstanding Ordinary Shares held by certain of the Selling Stockholders, (ii) up to 125,000 Ordinary Shares that a Selling Stockholder may receive pursuant to the conversion of principal and/or accruing interest under a promissory note in the principal amount of $2,250,000 held by such Selling Stockholder, (iii) up to 22,611 Ordinary Shares that a Selling Stockholder may receive pursuant to the conversion of the face amount of a $407,000 convertible security held by such Selling Stockholder, (iv) 157,673 Ordinary Shares underlying warrants held by a Selling Stockholder and (v) 1,333 Ordinary Shares underlying warrants held by a Selling Stockholder.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information set forth below, which was otherwise reported by us to the U.S. Securities and Exchange Commission. Accordingly, we have included such information in this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On December 5, 2024, the closing price of our Ordinary Shares was $0.2974.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 14 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 6, 2024

Extraordinary General Meeting of Shareholders

The Company intends to hold an extraordinary general meeting of the Company on December 10, 2024, at 10:00 a.m., Eastern time (3:00 p.m., Irish time), for the purpose of considering and, if thought fit, passing the following resolution:

1. To consolidate the Company’s ordinary shares (with a nominal value of US$0.165 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company’s ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the record date of the EGM), into one ordinary share with a corresponding adjustment to the nominal value per share.

If a quorum is not present at the meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the meeting was convened.

Announcement of Potential Business Combination

On December 6, 2024, the Company announced that it had entered into a non-binding Heads of Agreement with Ybyra Capital (B3: YBRA4), an emerging holding company focused in commodities and real estate development in South America. The merger, as contemplated in the Heads of Agreement and approved in principle by Ybyra Capital’s shareholders on 5 December 2024, sets forth a strategic framework expected to position SMX to leverage synergies and expand into untapped high-growth markets.

The key highlights of the Heads of Agreement include:

●	Ybyra will contribute certain fertilizer holdings, real estate assets and other assets in Brazil to a newly created Irish private company wholly owned by SMX. An independent appraiser will establish the valuation of these assets.

●	Ybyra shareholders will receive shares in SMX in exchange for the contributed assets.

●	SMX and Ybyra will each call a special shareholder meeting to approve the transactions, after finalizing definitive and binding agreements.

●	The parties are targeting the first half of 2025 to close the merger.

The merger is expected to allow the harnessing of SMX’s expertise known as “material efficiency” and “equilibrium effect” in marking, tracking, and certifying the authenticity and provenance of products such as coffee, tea, metals, palm oil, and natural rubber. These capabilities will integrate with Ybyra’s logistics and commodity infrastructure—including fertilizer facilities—expected to enable rapid scaling of SMX’s traceability solutions across South America and Asia.

SMX’s scalable technology, after deployment across Ybyra’s logistics network, is expected to be then expanded into operations across South America and Asia. The combined entity further intends to set new standards in sustainable and ethical certification for commodities traded between South America and the United States, targeting evolving market demands and global sustainability goals in those regions.

SMX and Ybyra expect that the combined company will capitalize on the accelerating trade between South America and Asia, driven by rising demand for natural resources and the need for solutions that provide real-time information related to product sourcing, transparency, and regard to sustainable supply chain trade. SMX also expects that by combining its innovative blockchain technology with Ybyra’s strategic assets and logistical expertise, the emerging entity will provide a scalable infrastructure that facilitates efficient, accountable, and transparent global trade. This platform is expected to enhance shareholder value by monetizing demand inherent to a multi-trillion-dollar global trade market.

The non-binding Heads of Agreement provides a roadmap, including the need for further due diligence, regulatory and shareholder approvals, and drafting of definitive merger documents. The parties cannot at this time give any assurance that definitive documents will be executed or delivered, that both companies will satisfy all expected closing conditions, including stockholder approvals, or that the transaction will ever be consummated.